PUBLIC

XAB 3/5

[redacted]

13013065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-33222

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING Jan 1, 2012 (MM/DD/YY) AND ENDING Dec 31, 2012 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bolton Global Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

579 Main St
(No. and Street)

Bolton	MA	01740
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Eugene Hayes (978) 779-5361 Ext 2220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Paolilli, Jarek and DerAnanian LLC
(Name – *if individual, state last, first, middle name*)

319 Littleton Road	Westford	MA	01886
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2013
REGISTRATIONS BRANCH
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Em 3/8/13

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eugene Hayes, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bolton Global Capital, Inc., as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

GEOFFREY GREEN
Notary Public
Massachusetts
Commission Expires Sep 7, 2018

[signature] 2/22/13
Signature

Financial & Operations Principal
Title

[signature] 2/22/13
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BOLTON GLOBAL CAPITAL, INC.
(Formerly Delta Equity Services Corporation)

BALANCE SHEETS
As of December 31, 2012 and 2011

	2012	2011
Assets:		
Current Assets:		
Cash and cash equivalents	$ 2,103,259	$ 2,259,577
Receivables from clearing brokers	68,590	66,117
Receivables from others	58,856	5,356
Notes receivable	0	14,724
Deferred charges	53,773	33,547
Deposits	0	5,000
Total Current Assets	2,284,477	2,384,321
Fixed assets, net	170,735	182,364
Cash - clearing deposit	114,976	114,965
Deposits - non-current	66,181	66,181
Total Assets	$ 2,636,369	$ 2,747,831
Liabilities and Stockholder's Equity:		
Current Liabilities:		
Accounts payable and accrued expenses	$ 315,520	$ 287,081
Accounts payable - related party	35,013	56,129
Commissions payable - registered representatives	1,021,538	1,031,766
Deferred revenue	30,881	24,478
Commissions payable - related party	646	7,455
Total Current Liabilities	1,403,598	1,406,909
Stockholder's Equity:		
Common stock, no par; 1,250 shares authorized, 796 shares outstanding	4,820	4,820
Retained earnings	1,227,951	1,336,102
Total Stockholder's Equity	1,232,771	1,340,922
Total Liabilities and Stockholder's Equity	$ 2,636,369	$ 2,747,831

The accompanying notes are an integral part
of these financial statements.